BofA Finance LLC

Capped Buffered Enhanced Return Notes

Fully and Unconditionally Guaranteed by Bank of America Corporation

Bank of America

Filed pursuant to Rule 433
Registration Statement No 333-234425-01

Terms of the Notes

The Capped Buffered Enhanced Return Notes provide you a leveraged return, subject to the Max Return, if the Ending Value of the Underlying is greater than the Starting Value. If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value, you will receive the principal amount at maturity. If the Ending Value of the Underlying is less than the Threshold Value, there is full exposure to declines in the Underlying beyond the Threshold Value, and you will lose some or a significant portion of your investment in the Notes. Any payments on the Notes will be calculated based on $1,000 in principal amount of Notes and will depend on the performance of the Underlying, subject to the credit risk of BofA Finance and BAC.

Issuer:	BofA Finance LLC ("BofA Finance")
Guarantor:	Bank of America Corporation ("BAC")
Term:	Approximately 12 months
Underlying:	The S&P 500® Index
Pricing and Issue Dates*:	August 20, 2020 and August 25, 2020, respectively
Upside Participation Rate:	125%
Max Return:	At least $1,081.00 per Note, which represents a return of at least 8.10% over the principal amount.
Threshold Value:	90% of the Starting Value
Threshold Rate:	100%
Redemption Amount:	The Redemption Amount per $1,000 in principal amount of Notes will be: a) If the Ending Value of the Underlying is greater than the Starting Value: $1,000 + [$1,000 × Upside Participation Rate x Underlying Return], subject to the Max Return; b) If the Ending Value of the Underlying is equal to or less than the Starting Value but greater than or equal to the Threshold Value: $1,000; or c) If the Ending Value of the Underlying is less than the Threshold Value: $\$1{,}000 - \left[\$1{,}000 \times \text{Threshold Rate} \times \left(\frac{\text{Threshold Value} - \text{Ending Value}}{\text{Starting Value}}\right)\right]$ In this case, the Redemption Amount will be less than the principal amount and you could lose up to 90% of your principal amount.
Initial Estimated Value Range:	$940 - $980 per Note.
Underwriting Discount:*	$12.50 (1.25% of the public offering price) per Note.
CUSIP:	09709TQ95
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105720000160/form424b2.htm

* Subject to change

Hypothetical Payout Profile

This graph reflects the return on the Notes based on the Upside Participation Rate of 125%, the Threshold Value of 90% of the Starting Value, the Threshold Rate of 100% and the Max Return of $1,081.00 per Note. The green line reflects the return on the Notes, while the dotted gray line reflects the returns of a direct investment in the stocks included in the Underlying, excluding dividends. This graph has been prepared for purposes of illustration only.



Notes Return at Maturity
Underlying Return

Hypothetical Underlying Return	Redemption Amount per Note	Return on the Notes
60.00%	$1,081.00	8.10%
40.00%	$1,081.00	8.10%
30.00%	$1,081.00	8.10%
20.00%	$1,081.00	8.10%
6.48%	$1,081.00	8.10%
5.00%	$1,062.50	6.25%
0.00%	$1,000.00	0.00%
-3.00%	$1,000.00	0.00%
-10.00%(1)	$1,000.00	0.00%
-20.00%	$900.00	-10.00%
-50.00%	$600.00	-40.00%
-100.00%	$100.00	-90.00%

(1) This is the hypothetical Threshold Value of the Underlying.

BofA Finance LLC
Capped Buffered
Enhanced Return Notes
Fully and Unconditionally Guaranteed by Bank of America Corporation
Bank of America
Filed pursuant to Rule 433
Registration Statement No 333-234425
Risk Factors
• Your investment may result in a loss; there is no guaranteed return of principal.
• The return on the Notes will be limited to the Max Return.
• The Notes do not bear interest.
• Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
• Any payments on the Notes are subject to the credit risk of BofA Finance and the credit risk of the Guarantor, and actual or perceived changes in BofA Finance or the
Guarantor’s creditworthiness are expected to affect the value of the Notes.
• The public offering price you pay for the Notes will exceed their initial estimated value.
• We cannot assure you that a trading market for your Notes will ever develop or be maintained.
• The Redemption Amount will not reflect changes in the level of the Underlying other than on the Valuation Date.
You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.
Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.
This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated August 12, 2020, Product Supplement EQUITY-1 dated January 3, 2020 and Prospectus Supplement and Prospectus dated December 31, 2019 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing
Supplement, Product Supplement EQUITY-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.